Exhibit 99.1

Sinovac Announces Share Repurchase Program
Tuesday December 2, 8:00 am ET

BEIJING, Dec. 2 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Alternext US: SVA), a leading developer and provider of vaccines in China, announced today that its Board of Directors has authorized a program to repurchase Sinovac common shares. The Board approved the repurchase of up to US$2 million dollars of Sinovac common shares over a period of one year or such other date, which ever is earlier, when the repurchase program is revoked or varied by the Board of Directors.

These repurchases will be made in open market or privately negotiated transactions from time to time in compliance with the SEC's Rule 10b-18, subject to market conditions, applicable legal requirements and other factors. This plan does not obligate Sinovac to acquire any particular number of shares and the plan may be suspended at any time at Sinovac's discretion.

Weidong Yin, Chairman, President and CEO, commented, "The Board of Directors believes that the share repurchase program will give the Company flexibility to adjust its capital structure, lower its cost of equity and improve it earning per share. The Board of Directors and management are confident and believe this repurchase program is in the best interest of the shareholders and the Company."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing universal pandemic influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com .. To be added to our distribution list, please email: info@sinovac.com

    For investor and media inquiries, please contact:

Helen G. Yang
Sinovac Biotech Ltd.
Tel:   +86-10-8289-0088 x871
Fax:   +86-10-6296-6910
Email: info@sinovac.com

Investors/Media:
  Stephanie Carrington / Janine McCargo
  The Ruth Group
  Tel:   +1-646-536-7017/7033
  Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com